UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MWA Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1701 1st Avenue
(No. and Street)

Rock Island	Illinois	61201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clint J. Pogemiller	309-558-3101	Clint.Pogemiller@modern-woodmen.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave. Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

September 27, 2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clint J. Pogemiller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MWA Financial Services, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DENISE A. THOMPSON
Notary Public - State of Illinois
My Commission Expires 1/11/2027

Signature: [signature]

Title: President

[signature: Denise A. Thompson]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MWA Financial Services, Inc.
Consolidated Financial Statements
and Supplemental Information

Year Ended December 31, 2025

Contents



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors MWA Financial Services, Inc.
Rock Island, Illinois

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of MWA Financial Services, Inc. (the "Company") as of December 31, 2025, the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1, and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 (collectively the “Supplemental Information”) has been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The Supplemental Information is the responsibility of the Company’s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information.

(Continued)

In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2022.

New York, New York
March 27, 2026

MWA Financial Services, Inc.

Consolidated Statement of Financial Condition

	December 31, 2025
Assets	
Cash and cash equivalents	$ 6,006,917
Receivables from brokers, dealers, and others (net of allowance for credit losses of $32,600)	1,640,995
Software (net of $389,959 accumulated amortization)	98,954
Other assets	204,983
Total assets	$ 7,951,849
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 445,861
Accounts payable and accrued expenses	3,518,853
Total liabilities	3,964,714
Stockholder's equity:	
Common stock, $1,000 per share stated value:	
Authorized shares – 10,000	
Issued and outstanding shares – 1,000	1,000,000
Additional paid-in capital	16,025,000
Accumulated deficit	(13,037,865)
Total stockholder's equity	3,987,135
Total liabilities and stockholder's equity	$ 7,951,849

See accompanying notes to consolidated financial statements.

MWA Financial Services, Inc.

Consolidated Statement of Operations

	Year Ended December 31, 2025
Revenues	
Concession income	$ 34,330,226
Investment advisory fees	4,206,047
Variable product distribution fee income	1,588,302
Field reimbursements	1,166,212
Clearing firm service fees	390,934
Interest income	108,743
Other income	77,154
Total revenues	41,867,618
Expenses	
Commissions	32,132,420
Salaries and related expenses	4,996,228
Communications and data processing	1,545,400
Licenses and fees	977,048
Clearing firm service charges	338,879
Professional fees	185,226
Other operating expenses	710,654
Total expenses	40,885,855
Net income before income tax	981,763
Income tax	63,236
Net income	$ 918,527

See accompanying notes to consolidated financial statements.

MWA Financial Services, Inc.

Consolidated Statement of Changes in Stockholder's Equity

| | Common Stock | | Additional | | |
	Shares	Stated Value	Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2025	1,000	1,000,000	16,025,000	(13,956,392)	3,068,608
Net income	–	–	–	918,527	918,527
Balance at December 31, 2025	1,000	$1,000,000	$16,025,000	$(13,037,865)	$3,987,135

See accompanying notes to consolidated financial statements.

MWA Financial Services, Inc.

Consolidated Statement of Cash Flows

		Year Ended December 31, 2025
Operating activities		
Net Income	$	918,527
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for Credit Losses		1,800
Changes in operating assets (increase)/decrease:		
Receivables from brokers, dealers, and others		(233,495)
Software		(43,449)
Other assets		(56,692)
Changes in operating liabilities (decrease)/increase:		
Due to Parent		109,949
Accounts payable and accrued expenses		636,924
Net cash provided by operating activities		1,333,564
Increase in cash and cash equivalents		1,333,564
Cash and cash equivalents at beginning of year		4,673,353
Cash and cash equivalents at end of year	$	6,006,917

See accompanying notes to consolidated financial statements.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements

December 31, 2025

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly owned subsidiary of Modern Woodmen of America (Parent), was incorporated on February 2, 2001, and began operating as a broker-dealer on October 10, 2001, upon its approval for membership with Financial Industry Regulatory Authority (FINRA). The Company deals primarily in the sale of proprietary and non-proprietary investment products. The Company clears its securities transactions on a fully disclosed basis through its clearing broker.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, MWAGIA, Inc., which is involved in the sale of non-proprietary insurance products. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate their fair value because of the short maturity of these instruments. Cash balances regularly exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these excess balances.

Software

Capitalized software CCA (cloud computing arrangement that is a service contract) costs represent certain capitalization costs incurred to configure or customize hosted software arrangements

1. Summary of Significant Accounting Policies (continued)

utilized by the Company in its operations. In accordance with applicable accounting guidance, these costs are capitalized and presented as a prepaid asset on the consolidated statement of financial condition.

Capitalized software costs are amortized on a straight-line basis over the term of the related hosting arrangement, generally three years, and are included within Communications and Data Processing expense in the consolidated statement of operations. Amortization begins when the related module or component of the hosting arrangement is placed into service.

Income Taxes

The Company and its subsidiary are included in the consolidated federal income tax filed by the Company. Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. The Company evaluates the deferred tax assets for recoverability and establishes a valuation allowance when it is determined that it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Fair Value Measurements and Disclosures

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

The three-tier hierarchy of inputs is summarized below:

- Level 1 – quoted prices in active markets for identical investments

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

1. Summary of Significant Accounting Policies (continued)

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2025.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between levels during the years ended December 31, 2025.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Receivables from broker-dealers and others. The Company's receivables from broker-dealers and others include amounts receivable from unsettled trades, estimated 12b-1 payments, cash deposits, amounts due from representatives and a clearing firm deposit. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Transactions with customers. For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

1. Summary of Significant Accounting Policies (continued)

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2025, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Adoption of New Accounting Pronouncements

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance enhances income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. This guidance requires disclosure of specific categories in the effective tax rate reconciliation and additional information on reconciling items meeting a quantitative threshold. In addition, the amended guidance requires disaggregating income taxes paid (net of refunds received) by federal, state, and foreign taxes. It also requires disaggregating individual jurisdictions in which income taxes paid (net of refunds received) are equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amended guidance is effective for annual periods beginning after December 15, 2024. We adopted this guidance prospectively for the annual period ending December 31, 2025. For additional information, see "Note 4— Income Taxes."

2. Segment Reporting

The Company is a single reporting segment comprised of MWA Financial Services, Inc. and MWAGIA, Inc. The Company is considered a single reporting segment as its operations are managed and reviewed on a consolidated basis for decision-making and performance evaluation purposes. All revenues are from customers located in the United States of America with no revenue from transactions with other operating segments. MWA Financial Services, Inc. is involved in the sale of registered proprietary and non-proprietary securities products and MWAGIA, Inc. is involved in the sale of non-proprietary general insurance products.

The accounting policies for segment reporting profit/loss and assets are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on a consolidated basis in the consolidated statement of financial condition (page 3).

The chief operating decision maker (CODM) is the president and chief executive officer of the Company. The CODM assesses the performance for the segment and determines the allocation of resources based on net income, as reported in the consolidated statement of operations (page 4). The CODM also uses excess net capital (see note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company does not have intra-entity sales or transfers.

Consolidated revenue from external customers in 2025 was $29,404,513.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements (continued)

3. Revenues from Contracts with Customers

The following table provides a disaggregation of revenue from contracts with customers by revenue type and a reconciliation to total revenues in the consolidated statement of operations:

	Year ended December 31, 2025
Revenue	
Concession Revenue	
Policy concessions	$19,351,593
Mutual fund concessions	14,672,403
Brokerage equity concessions	306,230
Total Concession Revenue	34,330,226
Investment advisory fees	4,206,047
Field reimbursements	1,166,212
Variable product distribution fee	1,588,302
Clearing firm service fees	390,934
Total revenues from contracts with customers	41,681,721
Interest income	108,743
Other income	77,154
Revenues as included in the consolidated statement of operations	$41,867,618

The following discussions describe the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts.

Policy concessions

The Company has entered into agreements with several organizations to sell variable and fixed annuities as well as medical, dental, long term care, disability, disability income, and accidental death insurance to its customers. The Company's performance obligations are for the initial sale of a policy and subsequent ongoing servicing of the policies. The Company receives consideration daily, weekly and monthly and recognizes revenue for these concessions when amounts are known and transaction price can be determined and allocated. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and amount of additional premiums paid by the policy holder.

3. Revenues from Contracts with Customers (continued)

Variable amounts are recorded as policy administrative fees (12b-1 fees) and are based on the average daily policy net asset balances and agreed upon contractual rate. As the uncertainty is dependent on the value of the policy at future points in time as well as the length of time the investor remains in the policy, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the policy and the investor activities are known, which are usually monthly or quarterly. 12b-1 fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods but have been constrained until the current period because the fees are affected by changes in average daily policy balances and assets under administration.

Mutual fund concessions

The Company has entered into agreements with several organizations to sell mutual funds to its customers. The related performance obligation is the successful sale of the mutual fund assets. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred. The amount of revenue earned is determined by the value and type of each instrument sold based upon the contractual rate. The Company will recognize mutual fund sales concession revenues at the point in time the performance obligation has been satisfied, which is the trade date.

Variable amounts are recorded as fund administrative fees (12b-1 fees) and are based on the average daily fund net asset balances multiplied by the agreed upon contractual rate. As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. 12b-1 fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Brokerage equity commissions

The Company has entered into agreements with its clearing broker to buy or sell equity investments to its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The

3. Revenues from Contracts with Customers (continued)

Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred. The amount of revenue earned is determined by the value and type of each instrument sold. The Company will recognize equity sales commission revenues at the point in time the performance obligation has been satisfied, which is the trade date.

Investment advisory fees

The Company has entered into agreements with several organizations to earn fees for servicing investment advisory accounts of its customers. The related performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company receives asset-based fees monthly and quarterly for satisfying the performance obligations and are based on a percentage of the net assets maintained. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include market value of assets under management and the length of time investors hold their accounts.

Costs to fulfill the contracts with customer include commissions paid to agents for sales and servicing of the related assets and insurance products. These costs are related to performance obligations already satisfied and are expensed when incurred.

Field reimbursements

The Company has entered into agreements with the registered representatives that sell the Company's products. The Company charges those registered representatives' fees to be properly licensed and registered with FINRA and other states or regulatory authorities, and firm technology fees. The expenses incurred by the Company are recorded within licenses and fees and other expenses on the statement of operations. The Company will recognize field reimbursement revenues at the point in time the performance obligation has been satisfied, which is the date the fee is charged.

Variable product distribution fee

The Company has entered into agreements with Modern Woodmen of America to sell its variable annuity to its customers. The related performance obligation is the successful sale, subsequent ongoing servicing and monitoring of the variable annuity assets. For the subsequent ongoing servicing and monitoring of the variable annuity assets, the Company receives an agreed upon monthly fee based on assets under management and sales. The Company recognizes variable

3. Revenues from Contracts with Customers (continued)

product distribution fee revenues at the point in time the performance obligation has been satisfied, which is monthly.

Clearing firm service fees

The Company has entered into an agreement with its clearing broker to receive fees and mark-ups related to services provided to customers, including transaction and account service fees processed through the clearing broker. The Company recognizes this revenue at the point in time the related service is provided to the customer, which generally corresponds to the date the fee is processed through the clearing broker.

4. Income Taxes

The Company and its subsidiary file consolidated income tax returns, including only their own operations, since the ultimate parent company, Modern Woodmen of America, is a tax-exempt fraternal benefit society.

At December 31, 2025, the Company has a federal net operating loss carryover of $10,389,973. The federal net operating loss carryover of $10,138,219 arising in 2006 through 2017 may be carried forward until 2026 through 2037. The federal net operating loss arising in 2018 and later of $251,754 does not have an expiration date. For state income tax purposes, the Company has a net operating loss carryover of $44,475,188. The state net operating loss carryover of $12,496,975 may be carried forward until 2026 through 2037. The state net operating loss carryover of $31,978,213 does not have an expiration date. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes at December 31, 2025. A valuation allowance has been recorded since, in the judgment of management, these assets are not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences and carryforwards become deductible or are utilized. As of December 31, 2025, the established valuation allowance is $2,452,744, because of the uncertainty of future income necessary for its ultimate realization.

The Company has analyzed all material tax provisions under the guidance of ASC 740, Income Taxes Related to the Accounting for Uncertainty in Income Tax, and has determined that there are no tax benefits that should not be recognized as of December 31, 2025. There are no unrecognized tax benefits that would affect the effective tax rates.

The Company does not believe it would be subject to any penalties or interest relative to any open tax years and, therefore, has not accrued any such amounts. The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The 2022 through 2025 U.S.

4. Income Taxes (continued)

federal tax years are subject to income tax examination by tax authorities. State statute of limitations vary, but generally the 2021 through 2025 tax years are subject to income tax examination by state and local tax authorities. The Company classifies any interest and penalties (if applicable) as income tax expense in the financial statements.

The income/(loss) from operations before tax expense (benefit) consisted of the following for the year ended December 31, 2025:

Domestic	$ 981,763
Foreign	-
Total	$ 981,763

The income tax provision consisted of the following for the year ended December 31, 2025:

Current expense	
Federal	$ -
State	63,236
Foreign	-
Deferred expense	
Federal	-
State	-
Foreign	-
Change in valuation allowance	-
Total	$ 63,236

The following is a reconciliation of the difference between the effective income tax rate and the federal statutory tax rate:

	Amount	Percent
Federal statutory income tax	$225,668	21.00%
Effect of:		
State and local income taxes, net of federal benefit	47,855	4.45%
Changes in tax laws or rates enacted in the current period	(39)	0.00%
Changes in valuation allowances	(223,993)	-20.84%
Nontaxable or nondeductible items	13,745	1.28%
Other:		
Total	$ 63,236	5.89%

4. Income Taxes (continued)

The Company presents the following amounts within its income taxes paid disclosure for the year ended December 31, 2025:

Texas	$ 16,979
Maine	2,388
Michigan	2,366
Mississippi	2,146
California	1,600
Other states	4,984
Total income taxes paid	$ 30,463

The significant components of the Company's deferred tax assets and liabilities at December 31, 2025 are as follows:

Deferred tax assets:		
Allowance for credit losses	$	4,197
Accruals		91,278
Net Operating Losses		2,357,269
		2,452,744
Deferred tax liabilities:		-
		-
Valuation allowance		(2,452,744)
Net deferred tax assets (liabilities)	$	-

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1. The SEC's requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met, and that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2025, the Company had net defined capital of $2,836,517, which was $2,603,415 in excess of the required net capital of $233,102 at that date. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 1.23 to 1. Various other regulatory agencies may impose additional capital requirements.

5. Net Capital Requirements (continued)

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2025, the Company was in compliance with all such requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii) in that the Company introduces customers to its clearing broker on a fully disclosed basis.

6. Related-Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of the variable annuity of Modern Woodmen of America, its parent. Modern Woodmen of America compensated the Company $1,588,302 under a distribution agreement that commenced in June 2001 and was amended in 2010, 2017 and 2024. Concessions income derived from proprietary variable product transactions, which were fully distributed in commissions to representatives selling those products, or retained by the Parent, totaled $10,874,802 in 2025. Substantially all of the Company's operating expenses represent allocations from, or payments by, Modern Woodmen of America, which are then reimbursed by the Company. During 2025, total net expenses reimbursed to Modern Woodmen of America were $5,389,332. This includes the cost of the Company's employees and the allocated costs of their participation in various qualified employee benefit plans covering substantially all employees and sponsored by Modern Woodmen of America. Separate plan information disaggregated by the subsidiary company is not available on the components of pension cost or on the funded status of the defined-benefit pension plan.

As of December 31, 2025, the amount due to Parent was $445,861 and comprised primarily of the cost of employees, including the allocated costs of their participation in various qualified employee benefit plans, variable product distribution fee and other allocations from, or payments by, the Parent and reimbursed by the Company.

From time-to-time Modern Woodmen of America contributes capital to the Company. During 2025, no capital contributions were made.

7. Allowance for Credit Losses

The Company records an allowance for credit losses. Management evaluated current market conditions warranted using historical losses as well as rating agency provided forecasted default rates to estimate the current year provision for expected credit losses. A roll forward of the allowance for credit losses is as follows:

7. Allowance for Credit Losses (continued)

Balance at December 31, 2024	$ 30,800
Write-offs	(22,725)
Provision for expected credit losses	24,525
Balance at December 31, 2025	$ 32,600

There were no recoveries collected in 2025.

8. Software

Software consisted of the following as of December 31, 2025:

Software	$ 488,913
Less accumulated amortization	389,959
Total Software, net	$ 98,954

The Company capitalized $87,566 in software implementation costs and amortized $44,117 for the year ended December 31, 2025.

9. Commitments and Contingencies

Regulatory Matters

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial performance. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Supplemental Information

MWA Financial Services, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2025

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 3,987,135
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition:			
1. Investment in subsidiary	446,637		
2. Prepaid expenses and other receivables	632,140	1,078,777	
D. Other deductions and/or charges		-	(1,078,777)
8. Net capital before haircuts on securities positions			2,908,358
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:			
C. Trading and investment securities:			
1. Exempted securities		71,841	
E. Other		-	(71,841)
10. Net Capital			2,836,517

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 233,102
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		50,000
13. Net capital requirement (greater of line 11 or 12)		233,102
14. Excess net capital (line 10 less 13)		2,603,415
15. Net capital less greater of 10% of line 19 or 120% of line 12		2,486,863

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
• Accounts payable and accrued expenses	$ 3,496,537	$ 3,496,537
19. Total aggregate indebtedness		3,496,537
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		123.27%

Notes

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing submitted to the FINRA on January 26, 2026.

MWA Financial Services, Inc.

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2025

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession or control requirements under paragraph (k)(2)(ii) of this Rule. The Company clears all customer transactions through its clearing broker on a fully disclosed basis.

Additionally, the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company): (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).